Mail Stop 6010


					        December 20, 2005



Via Facsimile and U.S. Mail

Sam R. Leno
Executive Vice President, Corporate Finance and Operations
and Chief Financial Officer
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN  46580



	Re:	Zimmer Holdings, Inc.
		Form 10-K for the fiscal year ended December 31, 2004 Form 8-K dated October 26, 2005
		File No. 001-16407

Dear Mr. Leno:

      We have reviewed your filings and have the following comment.
We have limited our review to matters related to the issue raised in our comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 8-K dated October 26, 2005

1. We note that you present your non-GAAP measures in the form of statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of products sold, non-GAAP gross profit, non-GAAP acquisition expenses, non-GAAP operating expenses, non-GAAP operating profit, non-GAAP income tax expense and non-GAAP net income and income per share amounts, each of which have not been separately identified and described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to
Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of
Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. You should explain why you believe each measure provides useful information to investors.

* To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item
10(e)(1)(i)
of Regulation S-K and FAQ 8 for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.


* * * * * * * *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
551-
3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202)
551-3327.


							Sincerely,


							Kevin Vaughn
							Staff Accountant


??

??

??

??

Sam R. Leno
Zimmer Holdings, Inc.
December 20, 2005
Page 1